Dryden High Yield Fund, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

February 26, 2007

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dryden High Yield Fund, Inc.

Registration Statement on Form N-1A;

Post-Effective Amendment No. 43

under the Securities Act of 1933 and

Post-Effective Amendment No. 41

under the Investment Company Act of 1940

File Nos. 2-63394 and 811-04661

Dear Mr. Greene:

Set forth below are our proposed responses to telephonic comments received by the undersigned from you on February 15, 2007 on behalf of the Dryden High Yield Fund, Inc. (the Fund). The comments were addressed to post-effective amendment no. 42 under the Securities Act of 1933 (the 1933 Act) and post-effective amendment no. 41 under the Investment Company Act of 1940 (the 1940 Act) to the registration statement on Form N-1A which was filed via EDGAR on December 15, 2006.

Post-effective amendment no. 43 under the 1933 Act and post-effective amendment no. 41 under 1940 Act (the “Amendment”) is being filed in order to provide general updating comments as well as to address the staff’s comments. The Amendment was filed marked with the staff to reflect all revisions. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

General Comments

1.	Comment: Please make the appropriate Tandy representations.

Response: The Tandy representations are included at the end of this letter.

2.	Comment: Please transmit this letter to the staff as correspondence via EDGAR and not as part of the filing of the Amendment.

Response: This letter will be transmitted to the Commission staff separate from the filing of the Amendment.

3.	Comment: Please supplementally confirm that the Fund has satisfied the Fund’s fidelity bond requirements pursuant to Rule 17(g)(1) of the 1940 Act.

Response: The Fund confirms that it is in compliance with the fidelity bond requirements pursuant to Rule 17(g)(1) of the 1940 Act.

Prospectus

1.	Comment: Please review the Fund’s antimoney laundering disclosure to determine whether the current disclosure is sufficient under Rule 0-11 under the Patriot Act.

Response: The Fund has determined that the disclosure is sufficient under the rule. However, the Fund’s policy, like all fund policies and procedures, is periodically reexamined and reevaluated to assure that it reflects changes in facts/circumstances/regulations, and that the policy and any accompanying disclosure may be revised in the future.

2.	Comment: Please include a discussion of strategies under the section entitled “Investment Objectives and Principal Strategies”.

Response: The disclosure has been revised as requested.

3.	Comment: Please confirm whether the Fund may invest in bonds that are in default. If the Fund does make such investments, please revise the Fund’s disclosure.

Response: The Fund is not prohibited from investing in bonds that are in default, although the Fund currently does not intend to do so. Therefore, the disclosure has not been revised.

4.

Comment: In the “Notes to the Fees and Expense Tables”, please (a) confirm if $2,500 is the minimum investment amount for the Fund, (b) include disclosure relating to the 12b-1 fee waiver on the Class C shares and make sure such fee waiver is filed via Edgar, and (c) move the footnotes so that they appear after the Examples.

Response: (a) The Fund confirms that $2,500 is the minimum investment amount. (b) The disclosure has been revised as requested and the fee waiver will be filed via Edgar. (c) The disclosure has been revised as requested.

5.	Comment: Please confirm supplementally that the Distributor will not seek to recover waivers of Rule 12b-1 fees for the Fund as disclosed in the Prospectus.

Response: We hereby confirm that the Distributor will not seek to recover the historical waivers on the Fund’s shares.

6.	Comment: Please add disclosure under “Temporary Defensive Investments” stating that such investments are inconsistent with the Fund’s investment objective.

Response: The disclosure has been revised as requested.

7.

Comment: Under the section “Frequent Purchases and Redemptions of Fund Shares,” please add disclosure that the Fund does not accommodate frequent trading and supplementally explain the Fund’s right to cancel.

Response: The disclosure has been revised as requested. The Fund may cancel orders if the Fund deems that such shareholder has violated the frequent trading policy. A cancellation is meant to catch trades that were not initially rejected.

8.	Comment: Please add “The Fund’s” prior to the 1940 Act number on the back page of the prospectus.

Response: The disclosure has been revised as requested.

Statement of Additional Information

1.

Comment: Under the “Investment Restrictions” please explain the Fund’s authority to invest up to 25% of its total assets in shares of an affiliated mutual fund and whether this is disclosed in the prospectus.

Response: The Fund may make such investments pursuant to exemptive relief it received from the staff and the prospectus does contain disclosure related to such investments.

2.	Comment: Please separate the independent and interested directors in the share ownership table.

Response: The disclosure has been revised as requested.

3.

Comment:          In the “Other Information About the Portfolio Manage” section, please identify the applicable benchmarks used by PIM and add appropriate paragraphs to the conflicts of interest disclosure pursuant to the spirit of plain english.

Response:	The disclosure has been revised as requested.
4.

Comment: In Part II of the Statement of Additional Information, please include disclosure regarding (a) the risk of duplicative expenses relating to REITs, (b) the potentially limitless losses that can result from short sales and (c) revise the disclosure for “Temporary Defensive Strategy and Short-Term Investments” to clarify that the temporary investments for maintaining liquidity are proportional to the expected redemptions.

Response: (a) The Fund acknowledges the staff's comment. The Fund notes that the management fee paid by REITs that are externally managed is generally in lieu of compensation paid to executive officers of internally managed REITs and other public companies. In addition, unlike Fund shares that are sold and priced at net asset value per share, shares of REITs, both internally and externally managed, are sold at a price that, like other companies, the Fund believes reflects an expectation of the cost of management. Accordingly, the Fund does not believe it appropriate to include the requested disclosure.

(b)	The disclosure has been revised as requested.
(c)	The disclosure has been revised as requested.

*       **

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the N-14 Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

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